Computershare

082-00179

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

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SEDAR PROFILE # 834

DATE: February 23, 2007

To: United States Securities and Exchange Commission

SUPPL

Subject: Agnico-Eagle Mines Limited

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual and Special Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	008474108
	ISIN :	CA0084741085
4.	Record Date for Notice of Meeting :	March 23, 2007
	Record Date for Voting :	March 23, 2007
5.	Meeting Date :	April 27, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

AHRose

Computershare Trust Company of Canada

Agent for **Agnico-Eagle Mines Limited**

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